CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770
Email: cclysiak@qwest.net

August 8, 2005

Ms. Jennifer Hardy, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   AGA RESOURCES, INC.
         Form SB-2/A-4
         SEC File No. 333-124181

Dear Ms. Hardy:

In response to your letter of comments dated July 29, 2005, please be advised as follows:

Experts
  The language has been revised to reflect that our filing for the period from inception, December 15, 2004 to February 28, 2005 has been audited by Moen & Company and for the period ending June 30, 2005, the financial statements has been reviewed by Moen & Company.

Statement of Income
  The statement has been revised to "Statement of Operations" as requested.

Note 5 Related Parties
  Disclosure has been provided to include the related parties' transaction.

Exhibit 23.1

  An updated consent has been provided which includes the SEC filing number.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: AGA RESOURCES, INC.